UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934


                                 PartnerRe Ltd.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                             Common, $1.00 par value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   G6852T 10 5
     -----------------------------------------------------------------------
                                 (CUSIP Number)


         * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

         The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO.    G6852T 10 9                   13G
          -----------------

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1.    Name of Reporting Person          John C Head III
      S.S. or I.R.S. Identifica-
      tion No. of Above Person          (No S.S. or IRS
                                        Identification No.)
--------------------------------------------------------------------------------

2.    Check the Appropriate Box         (a)   X
      if a Member of a Group
                                        (b)
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3.    S.E.C. Use Only
--------------------------------------------------------------------------------

4.    Citizenship or Place of            U.S.A.
      Organization
--------------------------------------------------------------------------------
Number of Shares  (5) Sole Voting Power
Beneficially                                  51,999
Owned by Each     --------------------------------------------------------------
Reporting Person  (6) Shared Voting
With                  Power                   2,897,592
                  --------------------------------------------------------------
                  (7) Sole Dispositive Power
                                              51,999
                  --------------------------------------------------------------
                  (8) Shared Dispositive
                      Power                   2,897,592
--------------------------------------------------------------------------------
9.    Aggregate Amount Beneficially
      Owned by Each Reporting Person          2,949,591
--------------------------------------------------------------------------------
10.   Check if the Aggregate Amount
      in Row (9) Excludes Certain
      Shares
--------------------------------------------------------------------------------
11.   Percent of Class Represented
      by Amount in Row 9                      5.3%
--------------------------------------------------------------------------------
12.   Type of Reporting Person
                                              IN
--------------------------------------------------------------------------------

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CUSIP NO.    G6852T 10 9                   13G
          -----------------

--------------------------------------------------------------------------------

5.    Name of Reporting Person           Madie Ivy
      S.S. or I.R.S. Identifica-
      tion No. of Above Person           (No S.S. or IRS
                                         Identification No.)
--------------------------------------------------------------------------------

6.    Check the Appropriate Box          (a)    X
      if a Member of a Group
                                         (b)
--------------------------------------------------------------------------------

7.    S.E.C. Use Only
--------------------------------------------------------------------------------

8.    Citizenship or Place of            U.S.A.
      Organization
--------------------------------------------------------------------------------
Number of Shares  (5) Sole Voting Power
Beneficially                                  10,261
Owned by Each     --------------------------------------------------------------
Reporting Person  (6) Shared Voting
With                  Power                   2,897,592
                  --------------------------------------------------------------
                  (7) Sole Dispositive Power
                                              10,261
                  --------------------------------------------------------------
                  (8) Shared Dispositive
                      Power                   2,897,592
--------------------------------------------------------------------------------
9.    Aggregate Amount Beneficially
      Owned by Each Reporting Person          2,907,853
--------------------------------------------------------------------------------
10.   Check if the Aggregate Amount
      in Row (9) Excludes Certain
      Shares
--------------------------------------------------------------------------------
11.   Percent of Class Represented
      by Amount in Row 9                      5.2%
--------------------------------------------------------------------------------
12.   Type of Reporting Person
                                              IN
--------------------------------------------------------------------------------

ITEM 1

         (A)      NAME OF ISSUER

                           PartnerRe Ltd.

         (B)      ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES

                           PartnerRe Building
                           106 Pitt's Bay Road
                           Pembroke Parish, Bermuda  HM08

ITEM 2

         (C)      NAME OF PERSONS FILING

                           John C Head III
                           Madie Ivy

         (D)      ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE

                           For each of the persons named in
                           Item 2(c) above:
                           c/o Head & Company L.L.C.
                           1330 Avenue of the Americas
                           New York, NY  10019-5402

         (E)      CITIZENSHIP

                           John C Head III                    U.S.A.
                           Madie Ivy                          U.S.A.

         (F)      TITLE OF CLASS OF SECURITIES

                           Common Shares, $1.00 par value.

         (G)      CUSIP NUMBER

                           G6852T 10 5


ITEM 3 IF THIS STATEMENT IS FILED PURSUANT TO RULE 13D-1(B), OR 13D-2(B), CHECK WHETHER THE PERSON FILING IS A:

                  (a)  [ ]  Broker or Dealer registered under Section 15 of the
                            Act

                  (b)  [ ]  Bank as defined in section 3(a)(6) of the Act

                  (c)  [ ]  Insurance Company as defined in section 3(a)(19) of the Act

                  (d)  [ ]  Investment Company registered under section 8 of the
                            Investment Company Act

                  (e)  [ ]  Investment Adviser registered under section 203 of the Investment Advisers Act of 1940

                  (f)  [ ]  Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee Retirement Income Security Act of 1974 or Endowment Fund; see ss. 240.13d-1(b)(1)(ii)(F)

                  (g)  [ ]  Parent Holding Company, in accordance with
                            ss. 240.13d- 1(b)(ii)(G) (Note: See Item 7)

                  (h)  [ ]  Group, in accordance with ss. 240.13d-1(b)(1)(ii)(H)

ITEM 4            OWNERSHIP

                  As of December 31, 1998:

                           John C Head III beneficially owns 2,949,591 Common
                  Shares. Of such shares, (i) 310,128 shares are held by HIIB III L.P. ("HIIB"), a partnership the sole general partner of which is a partnership of which John C Head III is a general partner; (ii) 156,228 shares are issuable to HIIB upon exercise of Class A Warrants; (iii) 1,694,682 shares are issuable upon exercise of Class A Warrants held by Head & Company L.L.C., a limited liability company of which Mr. Head is a Managing Member; (iv) 677,872 shares are issuable upon exercise of Class B Warrants held by Head & Company L.L.C.;
                  (v) 15,000 shares are held by Head Company Profit Sharing Plan of which Mr. Head is a trustee; (vi) 1,000 shares are owned by a Head Company Pension Plan of which Mr. Head is a trustee;
                  (vii) 21,070 shares are held by Charles Partners L.P., the general partner of which Mr. Head is a general partner; (viii) 5,500 shares are held by HMI Partners L.P., the general partner of which Mr. Head is a general partner; (ix) 38,000 shares are issuable to Mr. Head pursuant to currently exercisable options granted to Mr. Head as a non-employee director of the Company; (x) 13,999 shares are owned by Mr. Head; (xi) 3,822 shares are held in custodian accounts for the benefit of the two minor children of Mr. Head and Ms. Ivy; and
                  (xii) 290 shares and 12,000 options are owned by trusts for the benefit of the two minor children of Mr. Head and Ms. Ivy. Mr. Head is married to Ms. Ivy.

                           Madie Ivy beneficially owns 2,907,853 Common Shares.
                  Of such shares, (i) 310,128 shares are held by HIIB, a partnership the sole general partner of which is a partnership of which Madie Ivy is a general partner; (ii) 156,228 shares are issuable to HIIB upon exercise of Class A Warrants; (iii) 1,694,682 shares are issuable upon exercise of Class A Warrants held by Head & Company L.L.C., a limited liability company of which Ms. Ivy is a Managing Member; (iv) 677,872 shares are issuable upon exercise of Class B Warrants held by Head & Company L.L.C.; (v) 15,000 shares are owned by Head Company Profit Sharing Plan of which Ms. Ivy is a trustee;
                  (vi) 1,000 shares are owned by Head Company Pension Plan of which Ms. Ivy is a trustee; (vii) 21,070 shares are held by Charles Partners L.P., the general partner of which Ms. Ivy is a general partner; (viii) 5,500 shares are held by HMI Partners L.P., the general partner of which Ms. Ivy is a general partner; (ix) 10,261 shares are owned by Ms. Ivy; (x) 3,822 shares are held in custodian accounts for the benefit of the two minor children of Mr. Head and Ms. Ivy; and (xi) 290 shares and 12,000 options are owned by trusts for the benefit of the two minor children of Mr. Head and Ms. Ivy.

ITEM 5            OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

                           If this statement is being filed to report the fact
                  that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

ITEM 6            OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER
                  PERSON

                  Not applicable.


ITEM 7 IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

                  Not applicable.

ITEM 8            IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

                  John C Head III (IN)
                  Madie Ivy (IN)
                  HIIB III L.P. (PN)
                  Head & Company L.L.C. (OO)
                  Head Company Pension Plan (EP)
                  Head Company Profit Sharing Plan (EP)
                  HMI Partners L.P. (PN)
                  Charles Partners L.P. (PN)
                  Custodian Accounts f/b/o two minor children of Mr. Head
                    and Ms. Ivy (OO)
                  Trusts f/b/o minor children of Mr. Head and Ms. Ivy (OO)

ITEM 9            NOTICE OF DISSOLUTION OF GROUP

                  Not applicable.

                                   SIGNATURES


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


March 3, 1999
-------------
    Date                                   /s/ John C Head III
                                           -------------------
                                           JOHN C HEAD III


                                           /s/ Madie Ivy
                                           -------------
                                           MADIE IVY

                                INDEX TO EXHIBITS


Exhibit No.                Description

1                          Joint Filing Agreement dated as of March 3, 1999